SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                               BONTAN CORPORATION
                               ------------------
                                (Name of Issuer)


                         Common Shares without par value
                         -------------------------------
                         (Title of Class of Securities)


                                    09852M101
                                    ---------
                                 (CUSIP Number)


                                November 4, 2009
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages

CUSIP No.  09852M101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                          Pinetree Resource Partnership

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                 Ontario, Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  0
                        |
                        |-------------------------------------------------------
     NUMBER OF          |6.   Shared Voting Power
      SHARES            |
    BENEFICIALLY        |                  3,980,000
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |7.   Sole Dispositive Power
    PERSON WITH         |
                        |                  0
                        |
                        |-------------------------------------------------------
                        |8.  Shared Dispositive Power
                        |
                        |                  3,980,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,980,000

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       PN

--------------------------------------------------------------------------------


                               Page 2 of 11 pages

CUSIP No.  09852M101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                        Pinetree Capital Investment Corp.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                 Ontario, Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  0
                        |
                        |-------------------------------------------------------
     NUMBER OF          |6.   Shared Voting Power
      SHARES            |
    BENEFICIALLY        |                  3,980,000
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |7.   Sole Dispositive Power
    PERSON WITH         |
                        |                  0
                        |
                        |-------------------------------------------------------
                        |8.  Shared Dispositive Power
                        |
                        |                  3,980,00
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,980,000

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------


                               Page 3 of 11 pages

CUSIP No.  09852M101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                        Emerald Capital Corp.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                 Alberta, Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  0
                        |
                        |-------------------------------------------------------
     NUMBER OF          |6.   Shared Voting Power
      SHARES            |
    BENEFICIALLY        |                  3,980,000
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |7.   Sole Dispositive Power
    PERSON WITH         |
                        |                  0
                        |
                        |-------------------------------------------------------
                        |8.  Shared Dispositive Power
                        |
                        |                  3,980,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,980,000

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------


                               Page 4 of 11 pages

CUSIP No.  09852M101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                        Pinetree Capital Ltd.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                 Ontario, Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  0
                        |
                        |-------------------------------------------------------
     NUMBER OF          |6.   Shared Voting Power
      SHARES            |
    BENEFICIALLY        |                  3,980,000
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |7.   Sole Dispositive Power
    PERSON WITH         |
                        |                  0
                        |
                        |-------------------------------------------------------
                        |8.  Shared Dispositive Power
                        |
                        |                  3,980,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,980,000

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------


                               Page 5 of 11 pages

CUSIP No.  09852M101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                        Sheldon Inwentash

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  1,000,000
                        |
                        |-------------------------------------------------------
     NUMBER OF          |6.   Shared Voting Power
      SHARES            |
    BENEFICIALLY        |                  3,980,000
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |7.   Sole Dispositive Power
    PERSON WITH         |
                        |                  1,000,000
                        |
                        |-------------------------------------------------------
                        |8.  Shared Dispositive Power
                        |
                        |                  3,980,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    4,980,000

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      9.7%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       IN

--------------------------------------------------------------------------------


                               Page 6 of 11 pages

This Amendment No. 3 on Schedule 13G (this "Amendment")  amends the Statement on
Schedule 13D filed on April 27, 2006, as previously amended by Amendment No. 1 thereto, filed on May 5, 2006, and Amendment No. 2 thereto, filed on September 23, 2009, by Pinetree Resource Partnership ("Pinetree Resource"), Genevest Inc. "Genevest"), Emerald Capital Corp. ("Emerald"), Pinetree Capital Ltd. ("Pinetree Capital") and Sheldon Inwentash ("Inwentash") with regard to the securities identified in Item 2(d) below (the "Schedule 13D"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D. On September 29, 2009, Pinetree Capital and Genevest sold their interest in Pinetree Resource to Pinetree Capital Investment Corp. ("PCIC"), a wholly-owned subsidiary of Pinetree Capital.

Item 1(a). Name of Issuer:

                             Bontan Corporation Inc.

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                                 47 Avenue Road
                                    Suite 200
                        Toronto, Ontario, Canada M5R 2G3

--------------------------------------------------------------------------------
Item 2(a). Name of Person Filing:

                          Pinetree Resource Partnership
                        Pinetree Capital Investment Corp.
                              Emerald Capital Corp.
                              Pinetree Capital Ltd.
                                Sheldon Inwentash

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of Pinetree Resource, PCIC, Emerald, Pinetree Capital and Inwentash is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

Pinetree Resource is a partnership organized under the laws of Ontario, Canada. PCIC is a corporation organized under the laws of Ontario, Canada.
Emerald is a corporation organized under the laws of Alberta,  Canada.
Pinetree Capital is a corporation organized under the laws of Ontario, Canada. Inwentash is a Canadian citizen.

--------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                         Common shares without par value

--------------------------------------------------------------------------------
Item 2(e). CUSIP Number:

                                    09852M101

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [_] Broker or dealer registered under section 15 of the Act.


                               Page 7 of 11 pages

     (b)  [_] Bank as defined in section 3(a)(6) of the Act.

     (c)  [_] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

     (k)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If   filing   as  a   non-U.S.   institution   in   accordance   with  Rule
     13d-1(b)(1)(ii)(J),  please specify the type of  institution:
                                                                  --------------

--------------------------------------------------------------------------------
Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, Pinetree Resource is deemed to beneficially own an aggregate of 3,980,000 Common Shares of the Issuer (the "PR Shares"), including 2,000,000 shares that are issuable upon the exercise of warrants held by Pinetree Resource. By virtue of Pinetree Resource's direct ownership of the PR Shares and PCIC's and Emerald's collective ownership and control of Pinetree Resource, and Pinetree Capital's ownership of PCIC and Emerald; PCIC, Emerald, and Pinetree Capital may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR
          Shares. By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares. As of the date of this filing, Inwentash is deemed to beneficially own an aggregate of 4,980,000 Common Shares of the Issuer. This amount includes the PR Shares and 1,000,000 Common Shares that Inwentash owns directly (the "Inwentash Shares"), all of which are issuable upon the exercise of warrants held by Inwentash. Each of PCIC, Emerald, Pinetree Capital and Inwentash disclaims beneficial ownership of the PR Shares.

     (b)  Percent of class:

          The PR Shares represent approximately 7.9% of the Issuer's Common Shares and the PR Shares and Inwentash Shares collectively represent approximately 9.7% of the Issuer's Common Shares.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
               Pinetree  Resource:      0
               PCIC:                    0
               Emerald:                 0
               Pinetree Capital:        0
               Inwentash:               1,000,000


                               Page 8 of 11 pages

          (ii) Shared  power to vote or to direct the vote:
               Pinetree  Resource:      3,980,000
               PCIC:                    3,980,000
               Emerald:                 3,980,000
               Pinetree Capital:        3,980,000
               Inwentash:               3,980,000

          (iii) Sole power to dispose or to direct the  disposition of:
                Pinetree Resource:      0
                PCIC:                   0
                Emerald:                0
                Pinetree  Capital:      0
                Inwentash               1,000,000

          (iv) Shared power to dispose or to direct the disposition of:
                Pinetree Resource:      3,980,000
                PCIC:                   3,980,000
                Emerald:                3,980,000
                Pinetree Capital:       3,980,000
                Inwentash               3,980,000

--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 10. Certifications.

     (a)  Not applicable

     (b)  Not applicable

     (c)  Not applicable


                               Page 9 of 11 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     November 25, 2009

                                        PINETREE RESOURCE PARTNERSHIP

                                        By:  /s/ Larry Goldberg
                                             ------------------
                                             Name:  Larry Goldberg
                                             Title: Authorized Signing
                                                    Officer


                                        PINETREE CAPITAL INVESTMENT CORP.

                                        By: /s/ Larry Goldberg
                                            ------------------
                                            Name:  Larry Goldberg
                                            Title: Chief Financial Officer


                                        EMERALD CAPITAL CORP.

                                        By: /s/ Sheldon Inwentash
                                            ---------------------
                                            Name:  Sheldon Inwentash
                                            Title: President


                                        PINETREE CAPITAL LTD.

                                        By: /s/ Larry Goldberg
                                            ------------------
                                            Name: Larry Goldberg
                                            Title:Executive Vice President
                                                  and Chief Financial Officer


                                        /s/ Sheldon Inwentash
                                        ---------------------
                                        Sheldon Inwentash


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                               Page 10 of 11 pages